Exhibit 99.1

Evogene Appoints Dr. Adrian Percy to its Board of Directors

Dr. Percy most recently served as Head of Research & Development for the Crop Science division of
Bayer and has broad senior management experience in the agricultural industry

Rehovot, Israel – February 4, 2019 - Evogene Ltd. (NASDAQ, TASE: EVGN), a leading biotechnology company developing novel products for life science markets, announced today the appointment of Dr. Adrian Percy to its board of directors. Dr. Percy has more than 25 years of experience in the agricultural industry and is a strong advocate of the critical need for new environmentally friendly agricultural and food technologies to support global food supply and security.

Dr. Percy had served in various senior management positions, most recently Head of Research & Development for the Crop Science division of Bayer and member of its Executive Committee. In this position, he had responsibility for Bayer's activities in the areas of crop protection chemistry and biologicals, as well as seeds and traits, including regulatory affairs activities. Previously he held numerous positions in the research and development departments of Rhone Poulenc, Aventis CropScience and Bayer in France, Germany and the United States.

Dr. Percy holds a Bachelor’s degree in Pharmacology from the University of Liverpool, and a Master’s degree in Toxicology and doctorate in Biochemistry, both from the University of Birmingham.

Adrian Percy, Evogene Director, stated: “I am excited to be joining the Board of Directors of Evogene and apply my experience in the life science industry to support their mission to bring new innovation for the benefit of farmers and consumers across the globe."

Martin Gerstel, Evogene Chairman of the Board, stated: “I am honored to welcome Dr. Adrian Percy to Evogene’s board of directors. Dr. Percy brings years of management experience and expertise from the specific agricultural industry areas of focus for us, and therefore we enthusiastically look forward to his insights and assistance as we continue to develop next generation ag-chemical, ag-biological and seeds products for our internal pipelines and industry partners.”

About Evogene Ltd.:

Evogene (NASDAQ, TASE: EVGN) is a leading biotechnology company developing novel products for major life science markets through the use of a unique computational predictive biology (CPB) platform incorporating deep scientific understandings and cutting-edge computational technologies. Today, this platform is utilized by the Company and its subsidiaries to discover and develop innovative products in the following areas: ag-chemicals, ag-biologicals, seed traits, integrated castor oil ag-solutions and human microbiome-based therapeutics. Each subsidiary or division establishes its product pipeline and go-to-market, as demonstrated in its collaborations with world-leading companies such as BASF, Corteva, Bayer and ICL. For more information, please visit www.evogene.com

Forward Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Nir Zalik
IR/PR Manager
E: IR@evogene.com
T: (+972)-8-931-1963

US Investor Relations
Vivian Cervantes
PCG Advisory
E: vivian@pcgadvisory.com
T: 646-863-6274